Exhibit 99.1(6)

Minutes of Meeting of the Board of Directors of KB Capital Co., Ltd.

1. Date:	April 14, 2017 (Fri) PM 3:30

2. Place:	Conference Room, 13F, 301, Seocho-daero, Seocho-gu, Seoul

3. Attendance:	Six (6) Directors out of total seven (7) Directors were present.

4. Progress of the Meeting:	The Chairman, Representative Director Ji-Wu Park, took the chair and opened the meeting, declaring that the quorum was present pursuant to Article 34 of the Articles of Incorporation. The Chairman then proceeded with the review on the agenda.

5. Agenda

Agenda No. 1: Execution of the Stock Swap Agreement

The Chairman proposed the agenda specified above and requested the Directors’ review thereon. After reviewing the explanatory materials for the agenda with oral explanation by Jeong-Il Lee, Head of Financial Planning Division, about the execution of the stock swap agreement, the Directors present resolved by a unanimous consent as follows:

1)	Parties to the Stock Swap

A.	Company to be the complete parent company: KB Financial Group, Inc. (“KB Financial Group”)

B.	Company to be the complete subsidiary: KB Capital Co., Ltd. (“KB Capital”)

2)	Purpose of the Stock Swap

A.	To improve the immediacy in capitalization and flexibility of dividends

* Enabling management of leverage ratio

B.	To lessen the burden of IR business and that of a listed company

C.	To reduce the funding costs by upgrading the credit rating

D.	To provide an exit as well as an opportunity for additional benefit to long-term shareholders

3)	Method of the Stock Swap and Allotment

A.	The stock swap shall be executed pursuant to Article 62-2 of the Financial Holding Companies Act, Articles 165-4 and 165-5 of the Financial Investment Services and Capital Markets Act (the “Capital Markets Act”) and Article 360-2 of the Commercial Act in the manner that the KB Capital is incorporated as a complete subsidiary of KB Financial Group.

B.	The outstanding shares of KB Capital held by its shareholders (excluding KB Financial Group) as of the stock swap date shall be transferred to KB Financial Group on the stock swap date, and in return, KB Financial Group shall allot and distribute its newly issued shares or treasury stocks to the participating shareholders at the rate of 0.5201639 share for each share of KB Capital. However, for a fractional share smaller than one share, the amount calculated according to the closing price for the stock listing date stock swap (for transfer of treasury stocks without issuance of new shares, the closing price for the distribution date of the stock certificates representing the such treasury stocks) shall be paid in cash on a pro rata basis to the relevant shareholders.

4)	Stock Swap Ratio and Basis of Calculation

A.	Stock Swap ratio

Classification	KB Financial Group	KB Capital
Stock swap price /share	KRW 48,676	KRW 25,320
Stock swap ratio	1	0.5201639

-	The price shall be the arithmetical average of the arithmetically weighted average closing price for the last month, the arithmetically weighted average closing price for the last week and the most current closing price, starting from the date immediately preceding (April 13, 2017) the Board of Directors (“BOD”) resolution on the stock swap (April 14, 2017).

B.	Basis of calculation

-	As KB Financial Group and KB Capital are both stock listed companies, the swap ratio shall be calculated based on the stock swap price which is in turn calculated pursuant to Article 165-4 of the Capital Markets Act and Articles 176-5 (1) and 176-6 (2) of the Enforcement Decree of the same Act.

5)	Issuance of New Shares and Transfer of Treasury Stocks

A.	KB Financial Group, which will become the complete parent company, shall determine the exact number of the new shares and treasury stocks based on the result of the tender offer to KB Capital approved by the BOD of KB Financial Group on April 14, 2017, and transfer such number of shares to the shareholders of KB Capital, which will become the complete subsidiary.

6)	Matters regarding Appraisal Rights

A.	Estimated price of share: KRW25,234

B.	Basis of calculation

-	Calculated pursuant to Article 62-2 of the Financial Holding Companies Act, Article 33-2 of the Enforcement Decree thereof, Article 165-5 of the Capital Markets Act and Article 176-7 (3) of the Enforcement Decree thereof

7)	Major Events (Schedule)

Classification	Date
Resolution of the BOD	April 14

Execution of the stock swap agreement	April 14

Notice of the reference date and closure of the shareholder registry	April 14

Reference date for the determination of shareholders	May 23

Period for closure of the shareholder registry	May 23 – May 26

Notice of convocation of the general meeting of shareholders	June 7

Period for notice of opposition to the stock swap	April 14 – June 14

The general meeting of shareholders with regard to the stock swap	June 15

Period for exercising appraisal rights	June 15 – June 26

Estimated date of notice of submission of old share certificates and invalidation of shares	June 22

Period for trading halt for KB Capital	June 29 – July 13

Estimated date of payment for exercise of appraisal rights	June 29

Estimated date of closing of the period for submission of old share certificates	June 30

Stock swap date	July 3

Estimated delisting date	July 14

* The above schedule for the stock swap may change according to the consultation with and approval of relevant authorities and consultation between the parties, and the schedule after obtaining approvals from relevant authorities shall be coordinated according to the date of the extraordinary general meeting of shareholders. The Representative Director shall be authorized to change the schedule to the extent permitted by relevant laws and regulations.

8)	Conditions Precedent to the Stock Swap

The obligations of KB Financial Group and KB Capital to perform the stock swap under the stock swap agreement are subject to the satisfaction of the conditions specified below prior to or on the stock swap date. However, the parties may waive or release the conditions precedent to “the stock swap” in part or in a whole by a written agreement.

A.	Parties shall obtain approvals from their respective BOD and general meeting of shareholders (including approval of the BOD in lieu thereof) as well as governmental approvals required to execute the agreement and perform the stock swap.

B.	There is no material adverse effect on the business and operation of KB Financial Group or KB Capital or circumstances which are reasonably expected to result in such material adverse effect.

C.	There is no law or regulation, preliminary injunction or any other ruling or decision by the court, or injunctions or any other decision by other government agencies prohibiting or restricting the stock swap.

D.	The representations and guarantees of each party are true and correct in material aspects.

E.	Each party performs in material aspects its covenants and obligations which must be performed or complied with prior to or on the stock swap date.

9)	Reason for Amendment or Termination of the Stock swap Agreement

A.	The parties may terminate the agreement at any time before the stock swap date by a written agreement.

B.	If any provision relating to the conditions of the agreement is in breach of relevant laws or regulations or accounting standards after the execution of the agreement and before the stock swap date, the parties may amend the agreement so that it would comply with relevant laws and regulations and accounting standards in mutual agreement (for the avoidance of doubt, the Representative Director of each party shall be authorized to duly amend the agreement).

C.	If a shareholder who holds 20% or more of the total outstanding shares of KB Financial Group gives a written notice of its opposition to the stock swap after the execution of the agreement within two weeks from the date of notice of the stock swap (the reference date), each party may terminate the agreement.

D.	If either party fails to obtain approvals from its BOD or general meeting of shareholders (including approval from the BOD in lieu thereof) or governmental approvals required for the stock swap, or if it is expected that the stock swap will cause an irremediable breach of laws or regulations, resulting in a material adverse effect to such party, the party may terminate the agreement.

E.	Under any of the following cases after the execution of the agreement, the parties may terminate or amend this agreement in mutual consultation:

(1)	In case of an act of God or an occurrence of any other material adverse effect on the assets or financial conditions of the parties; or

(2)	In case of unfairness of the stock swap ratio or any other material events preventing maintenance of the swap ratio specified in the agreement.

10)	Delisting

A.	If the general meeting of shareholders approves execution of the stock swap agreement, KB Capital, which will become a complete subsidiary of KB Financial Group, will be delisted as of July 14, 2017. However, the scheduled date of delisting is an estimated date as of the timing of disclosure and may be changed in consultation with relevant authorities.

11)	Miscellaneous

A.	Any directors or members of the audit committee of KB Financial Group appointed prior to the stock swap shall maintain their respective offices for the term previously determined, despite Article 360-13 of the Commercial Act.

B.	The Representative Director shall be authorized to determine any change of the stock swap schedule and other details to the extent resolved by the BOD.

Agenda No. 2: Convocation of the 29th Extraordinary General Meeting of Shareholders and Approval on Agenda to Be Proposed

The Chairman proposed the agenda specified above and requested the Directors’ review thereon. After reviewing the explanatory materials for the agenda with oral explanation by Jeong-Il Lee, Head of Financial Planning Division, about convocation of the 29th extraordinary general meeting of shareholders and approval on agenda to be proposed, the Directors present resolved by the unanimous consent as follows:

Date	June 15, 2017 (Thu) AM 09:00
Place	Cannes Hall, 3F, Ibis Ambassador Suwon, 132, Gwongwang-ro, Paldal-gu, Suwon-si, Gyeonggi-do
Agenda	One agenda to be resolved Agenda No. 1: Approval on the stock swap

April 14, 2017

KB Capital Co., Ltd.

Chairman	[sign affixed]
Representative Director	Ji-Wu Park

Director	[sign affixed]
Jae-Jeong Yu

Director	[sign affixed]
Yong-Su Seok

Director	[sign affixed]
Young-Wuk Kim

Director	[sign affixed]
Hyeok-Jun Noh

Director	[sign affixed]
Seong-Su Yun

Director	[sign affixed]
Seung-Hyeop Shin